VERTICAL COMMUNICATIONS, INC.

One Memorial Dr., 10th Floor

Cambridge, Massachusetts 02142

November 20, 2006

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4561

Attention: Daniel Lee

RE:	VERTICAL COMMUNICATIONS, INC.

FORM S-1 (REGISTRATION NO. 333-130265)

FORM RW-APPLICATION FOR WITHDRAWAL

Ladies and Gentlemen:

Vertical Communications, Inc., a Delaware corporation (the “Registrant”), hereby applies, pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), to withdraw its Registration Statement on Form S-1 (Registration No. 333-130265), together with all exhibits thereto (the “Registration Statement”). The Registration Statement was originally filed with the Securities and Exchange Commission on December 12, 2005.

The Registrant is requesting the withdrawal of the Registration Statement because disclosures and financial statements contained therein are no longer current and the Registrant has elected to withdraw in lieu of amending the Registration Statement. None of the Registrant’s securities were sold pursuant to the Registration Statement.

Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Securities and Exchange Commission as soon as reasonably possible.

Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned via facsimile at (617) 452-9159 and via mail at One Memorial Dr., 10th Floor, Cambridge, Massachusetts 02142 and to Quentin Faust of Andrews Kurth LLP, via facsimile at (214) 659-4828 and via mail at Andrews Kurth LLP, 1717 Main Street, Suite 3700, Dallas, Texas 75201.

If you have questions regarding the foregoing application for withdrawal, please call Quentin Faust at Andrews Kurth LLP, outside counsel to the Registrant, at (214) 659-4589.

Sincerely,

VERTICAL COMMUNICATIONS, INC.

By:	/s/ Kenneth M. Clinebell
Name:	Kenneth M. Clinebell
Title:	Chief Financial Officer